BÖHLER UDDEHOLM



03024173

BÖHLER-UDDEHOLM AG, Modecenterstraße 14/A/3, A-1030 Wien



SUPPL
SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH, D.C. 155 SECTION

Via Airmail
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

GI/RF/We
713
19th May 2003
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

Ladies and Gentlemen,

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of a **Release** to the press and investors and our Report on the First Quarter 2003.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, # 43-1-79 86 901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor & Public Relations





Randolf Fochler

Susanne Wenger

Enclosures
cc: Antonio D'Amico, Esq.



BÖHLER-UDDEHOLM
Aktiengesellschaft
Modecenterstraße 14/A/3
A-1030 Wien

Tel. +43(1) 7986901
Fax +43(1) 7986901/60
7986901/61
7986901/702

Wien, FN 78568 t

82-[4089]

BÖHLER UDDEHOLM

FOR IMMEDIATE RELEASE

Böhler-Uddeholm announces results for the First Quarter 2003:

- **Earnings slightly above comparable prior year level;**
- **Order intake stable at prior year level;**
- ***No recovery in global economy with the exception of Asia; outlook remains subdued***

Vienna, 19 May 2003 – In spite of the continued economic downturn in core markets and slight decline in sales, the Böhler-Uddeholm Group was able to record moderate growth in earnings for the first three months of 2003. First quarter sales and earnings do not include the 50% stake in Böhler Thyssen Schweisstechnik GmbH, which was recently acquired from ThyssenKrupp. The initial consolidation of 100% of Böhler Thyssen Schweisstechnik GmbH is scheduled for 30 June 2003.

As expected, there were no signs of economic recovery in Europe or the USA during the first three months of the year. In Asia the Group profited from solid domestic demand and the increasing shift of orders from Europe and the USA to the Far East – especially to China. The economic impact of the respiratory disease SARS had no impact on the special steel industry in Asia during the reporting period. However, a negative influence on business during the coming months cannot be excluded.

During the first quarter of 2003 demand showed no signs of improvement in the aircraft, energy and electronics industries, which represent key markets for Böhler-Uddeholm. The situation in the electronics branch should ease somewhat during this year, but further declines are expected in the aircraft and energy sectors. Moreover, the weakness of the US Dollar in relation to the Euro exerted a negative impact on Group earnings.

In spite of this difficult international environment, Böhler-Uddeholm recorded order intake of 270.1 m€ for the first quarter of 2003. This value is nearly identical to the first three months of 2002 at 270.4 m€. As of 31 March 2003 order backlog totalled 265.3 m€, which is 11% below the comparable prior year value at 297.8 m€.

Sales reported by the Böhler-Uddeholm Group reached 362.0 m€ for the first quarter 2003, or 2% below the 371.2 m€ recorded for the first quarter of 2002. Earnings before interest and tax (EBIT) totalled 26.9 m€, and exceeded the comparable prior year value of 26.5 m€ by 2%. The EBIT margin improved from 7.2% to 7.4%. Earnings before tax rose from 19.9 m€ by 6% to 21.1 m€. Net profit for the period totalled 13.3 m€, which is 5% above the comparable prior year value of 12.7 m€.

Overview of Core Business Areas

The *High Performance Metals Division* reported a 10% increase in order intake in quarterly comparison. This growth was based primarily on solid demand in Asia and better-than-expected development in a number of European and South

American markets. Demand, in particular for special steel grades, was negatively affected by the slowdown in the aircraft and energy industries. The demand for tool steel remained satisfactory and sales of high speed steel showed signs of recovery. Division sales and earnings were therefore able to match the prior year level. However, this division is now confronted with rising scrap and energy prices and will counteract this development with an increase in selling prices.

After setting a new earnings record in 2002, the *Precision Strip Division* was able to continue growth during the first quarter of 2003. Although order intake declined slightly from the prior year level, sales and earnings showed further improvement. Division sales volumes increased and prices remained stable, despite the increasing negative impact of the strong Euro in a number of product segments and markets. Demand remained at good levels, especially for bimetallic strips, strip steels for wood and stone saws, and special cold rolled strip steel. Declines were recorded in sales of rule die steel to the textile- and leather industries, and of strip steel products to the paper sector.

In the *Welding Consumables Division* first quarter earnings improved substantially over the comparable period of 2002, although sales and order intake fell slightly below the prior year level. Demand in Europe – and especially in Germany – was sluggish, but developments in Asia and North and South America were positive. In total, sales volumes declined slightly but prices remained stable. Growth was recorded in the project business with higher sales of filler wire and in the area of maintenance and repair welding. Sales of welding consumables for power plant construction slowed, and temporary weakness was also recorded in the pipeline construction sector as a consequence of the war in Iraq.

The *Special Forgings* Division was hit by a strong downturn in the aircraft industry during the first quarter of 2003. This market is forecasted to show a 20 to 30% decline for the current year. Major aircraft manufacturers are reducing the number of suppliers, which could generate new business for this division. However, it will not be possible to offset the significant volume decline in the aircraft sector. Sales to the energy industry – the division's second key customer – remained level during the reporting period but are expected to decline during the second quarter. In total the Special Forgings Division reported a significant drop in sales, earnings, and order intake versus the prior year. Measures to reduce costs and personnel were introduced during the first quarter and will continue over the coming months.

Outlook

For the second quarter of 2003 management expects no major improvement in the tense economic environment. Böhler-Uddeholm will therefore not change its cautious forecasts for 2003. Only a lasting economic recovery at the end of the year will lead to an increase in sales and earnings over 2002 (excluding the effect of the acquisition of the 50% stake in Böhler Thyssen Schweisstechnik GmbH). Böhler-Uddeholm is determined to exploit all suitable measures to safeguard the profitability of the Group over its competitors during the difficult 2003 business year.

Shareholder-friendly dividend policy

The Annual General Meeting on 12 May 2003 approved the proposal made by the Management Board for payment of a 2.30 € dividend per share compared to 2.70 € per share in the prior year. This represents a payout ratio of 47.8% and – in relation to the stock price at year-end 2002 – an attractive yield of 5.2%. At the Annual General Meeting the Management Board also reinforced its intention to maintain a shareholder-friendly dividend policy in the coming years. The payout ratio will remain between 40 and 50% of net income, making Böhler-Uddeholm one of the leading issues on the Vienna Stock Exchange.

For additional informationen: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Phone:(+43 1)798 69 01/707

The complete report on the First Quarter 2003 under www.bohler-uddeholm.com

in m€	1-3/2002	**1-3/2003**	Change
Sales	371.2	362.0	(2%)
EBITDA	44.7	44.6	0 %
EBITDA-Margin	*12.0%*	*12.3%*	
EBIT	26.5	26.9	2%
EBIT-Margin	*7.2%*	*7.4%*	
EBT	19.9	21.1	6%
Net profit after minority interest	12.7	13.3	5%
Order intake	270.4	270.1	0%
Order backlog	297.8	265.3	(11%)
Employees	9,300	9,303	0%

82-[4089]

REPORT FOR THE FIRST QUARTER OF 2003

January – March	2003 in m€	2002 in m€	Change in %
Sales	362.0	371.2	(2)
EBITDA	44.6	44.7	0
EBIT	26.9	26.5	2
EBT	21.1	19.9	6
Net profit after minority interest	13.3	12.7	5
Cash flow before capital changes	31.2	34.2	(9)
Capital expenditure	11.0	17.0	(35)
Order intake[1]	270.1	270.4	0
Order backlog[1]	265.3	297.8	(11)
Employees	9,303	9,300	0

1 at the production companies

- Earnings slightly above comparable prior year level
- Order intake stable at prior year level
- No recovery in global economy, with the exception of Asia
- Outlook remains subdued
- AGM approves dividend of 2.30 € per share

BÖHLER UDDEHOLM
materializing *visions*

The First Quarter of 2003

In spite of the continued economic downturn in core markets and slight decline in sales, the BÖHLER-UDDEHOLM Group was able to record moderate growth in earnings for the first three months of 2003. First quarter sales and earnings do not include the 50% stake in Böhler Thyssen Schweisstechnik GmbH, which was recently acquired from ThyssenKrupp. The initial consolidation of 100% of Böhler Thyssen Schweisstechnik GmbH is scheduled for 30 June 2003.

As expected, there were no signs of economic recovery in Europe or the USA during the first three months of the year. In Asia the Group profited from solid domestic demand and the increasing shift of orders from Europe and the USA to the Far East – especially to China. The economic impact of the respiratory disease SARS had no impact on the special steel industry in Asia during the reporting period. However, a negative influence on business during the coming months cannot be excluded.

During the first quarter of 2003 demand showed no signs of improvement in the aircraft, energy and electronics industries, which represent key markets for BÖHLER-UDDEHOLM. The situation in the electronics branch should ease somewhat during this year, but further declines are expected in the aircraft and energy sectors. Moreover, the weakness of the US Dollar in relation to the Euro exerted a negative impact on Group earnings.

In spite of this difficult international environment, BÖHLER-UDDEHOLM recorded order intake of 270.1 m€ for the first quarter of 2003. This value is nearly identical to the first three months of 2002 at 270.4 m€. As of 31 March 2003 order backlog totalled 265.3 m€, which is 11% below the comparable prior year value at 297.8 m€.

Sales reported by the BÖHLER-UDDEHOLM Group reached 362.0 m€ for the period, or 2% below the 371.2 m€ recorded for the first quarter of 2002. EBIT totalled 26.9 m€, and exceeded the comparable prior year value of 26.5 m€ by 2%. The EBIT margin improved from 7.2 to 7.4%. Earnings before tax rose from 19.9 m€ by 6% to 21.1 m€. Net income for the period totalled 13.3 m€, which is 5% above the comparable prior year value of 12.7 m€.

OVERVIEW OF CORE BUSINESSES.

The High Performance Metals Division reported a 10% increase in order intake in quarterly comparison. This growth was based primarily on solid demand in Asia and better-than-expected development in a number of European and South American markets. Demand, in particular for special steel grades, was negatively affected by the slowdown in the aircraft and energy industries. The demand for tool steel remained satisfactory and sales of high speed steel showed signs of recovery. Division sales and earnings were therefore able to match the prior year level. However, this division is now confronted with rising scrap and energy prices and will counteract this development with an increase in selling prices.

After setting a new earnings record in 2002, the Precision Strip Division was able to continue growth during the first quarter of 2003. Although order intake declined slightly from the prior year level, sales and earnings showed further improvement. Division sales volumes increased and prices remained stable, despite the increasing negative impact of the strong Euro in a number of product segments and markets. Demand remained at good levels, especially for bimetallic strips, strip steels for wood and stone saws, and special cold rolled strip steel. Declines were recorded in sales of rule die steel to the textile- and leather industries, and of strip steel products to the paper sector.

In the Welding Consumables Division first quarter earnings improved substantially over the comparable period of 2002, although sales and order intake fell slightly below the prior year level. Demand in Europe – and especially in Germany – was sluggish, but developments in Asia and North and South America were positive. In total, sales volumes declined slightly but prices remained stable. Growth was recorded in the project business with higher sales of filler wire and in the area of maintenance and repair welding. Sales of welding consumables for power plant construction slowed, and temporary weakness was also recorded in the pipeline construction sector as a consequence of the war in Iraq.

The Special Forgings Division was hit by a strong downturn in the aircraft industry during the first quarter of 2003. This market is forecasted to show a 20 to 30% decline for the current year. Major aircraft manufacturers are reducing the number of suppliers, which could generate new business for this division. However, it will not be possible to offset the significant volume decline in the aircraft sector. Sales to the energy industry – the division's second key customer – remained level during the reporting period but are expected to decline during the second quarter. In total the Special Forgings Division reported a significant drop in sales, earnings, and order intake versus the prior year. Measures to reduce costs and personnel were introduced during the first quarter and will continue over the coming months.

OUTLOOK.

For the second quarter of 2003 management expects no major improvement in the tense economic environment. BÖHLER-UDDEHOLM will therefore not change its cautious forecasts for 2003. Only a lasting economic recovery at the end of the year will lead to an increase in sales and earnings over 2002 (excluding the effect of the acquisition of the 50% stake in Böhler Thyssen Schweisstechnik GmbH). BÖHLER-UDDEHOLM is determined to exploit all suitable measures to safeguard the profitability of the Group over its competitors during the difficult 2003 business year.

SHAREHOLDER-FRIENDLY DIVIDEND POLICY.

The Annual General Meeting on 12 May 2003 approved the proposal made by the Management Board for payment of a 2.30 € dividend per share compared to 2.70 € per share in the prior year. This represents a payout ratio of 47.8% and – in relation to the stock price at year-end 2002 – an attractive yield of 5.2%. At the Annual General Meeting the Management Board also reinforced its intention to maintain a shareholder-friendly dividend policy in the coming years. The payout ratio will remain between 40 and 50% of net income, making BÖHLER-UDDEHOLM one of the leading issues on the Vienna Stock Exchange.

For further information contact: BÖHLER-UDDEHOLM AG,
Investor Relations & Corporate Communications,
Randolf Fochler

Phone:	+43-1/798 69 01 707
Fax:	+43-1/798 69 01 713
E-Mail:	randolf.fochler@bohler-uddeholm.com
Website:	www.bohler-uddeholm.com
Reuters:	BHLR.VI
Bloomberg:	BOEH AV
Dow Jones:	R.BUD
Bridge:	AT;BUD
Datastream:	O:BOHL
ADR symbol:	BDHHY
ÖTOB symbol:	BUD

BÖHLER-UDDEHOLM Group

INCOME STATEMENT	1-3/2003 in m€	1-3/2002 in m€
Net sales	**362.0**	**371.2**
Cost of sales	(243.8)	(249.9)
Gross result	**118.2**	**121.3**
Other income	6.6	7.2
Selling expense	(65.2)	(66.0)
Administrative expense	(23.9)	(25.4)
Amortization of goodwill	(0.7)	(1.8)
Other expense	(8.1)	(8.8)
Earnings before interest and tax (EBIT)	**26.9**	**26.5**
Income/expense from securities	(0.5)	0.0
Interest expense (net)	(5.3)	(6.9)
Other financial result	0.0	0.3
Financial result	**(5.8)**	**(6.6)**
Earnings before tax and extraordinary charges (EBT)	**21.1**	**19.9**
Income taxes	(7.4)	(6.7)
Net income before minority interest	**13.7**	**13.2**
Minority interest	(0.4)	(0.5)
Net income	**13.3**	**12.7**

Basic earnings per share (in €)	1.3	1.2
Diluted earnings per share (in €)	1.2	1.2
Average number of shares outstanding – basic	10,639,171	10,942,720
Average number of shares outstanding – diluted	11,000,000	11,000,000
Depreciation	17.7	18.2
Currency gains (losses)	(1.3)	(0.4)

CHANGES IN EQUITY	2003 in m€	2002 in m€
Equity as of 1/1	**609.0**	**640.9**
Net income after minority interest	13.3	12.7
Translation reserve	(5.4)	(0.9)
Change in treasury shares	0.0	(0.5)
Other	1.7	1.4
Equity as of 31/3	**618.6**	**653.6**

CASH FLOW STATEMENT	2003 in m€	2002 in m€
Cash and cash equivalents as of 1/1	**56.1**	**63.0**
Cash flow before capital changes	31.2	34.2
± Change in working capital	(0.8)	(43.4)
Cash flow from operations	30.4	(9.2)
Cash flow from investing activities	(6.5)	(19.5)
Cash flow from financing activities	(25.4)	25.4
Change in cash and cash equivalents	**(1.5)**	**(3.3)**
Cash and cash equivalents as of 31/3	**54.6**	**59.7**

BÖHLER-UDDEHOLM Group

BALANCE SHEET	31/3/2003 in k€	31/12/2002 in k€
ASSETS		
A. Non-current assets		
I Tangible assets	500,030.8	510,216.8
II Goodwill	18,430.5	19,152.3
III Other intangible assets	8,280.3	7,829.2
IV Investments in associates	82.4	82.4
V Other financial assets	33,783.4	34,768.5
VI Future tax benefits	49,265.2	49,264.9
	609,872.6	**621,314.1**
B. Current assets		
I Inventories	480,323.0	482,412.9
II Accounts receivable from trade	312,626.1	292,873.1
III Accounts receivable from affiliated enterprises	6,593.6	5,733.9
IV Other receivables	38,444.7	38,082.2
V Securities available for sale	106.9	128.9
VI Cash and cash equivalents	54,514.6	55,992.4
VII Prepaid expenses	11,436.4	11,410.1
	904,045.3	**886,633.5**
Total assets	**1,513,917.9**	**1,507,947.6**

LIABILITIES AND SHAREHOLDERS' EQUITY	31/3/2003	31/12/2002
A. Shareholders' equity		
I Share capital	79,970.0	79,970.0
II Capital reserves	264,596.6	264,596.6
III Treasury shares	(23,677.2)	(23,677.2)
IV Revenue reserves	314,025.7	261,907.2
V Retained earnings[1]	(16,310.3)	26,177.8
	618,604.8	**608,974.4**
B. Minority interest	**5,659.6**	**5,664.0**
C. Non-current liabilities		
I Interest bearing debt	119,572.2	127,105.1
II Deferred tax	41,006.2	41,601.9
III Severance and pension provisions	178,280.0	178,023.2
IV Other long-term provisions	16,672.2	16,590.1
V Other long-term liabilities	689.4	478.4
	356,220.0	**363,798.7**
D. Current liabilities		
I Accounts payable from trade	102,158.9	102,177.2
II Payments on account	1,153.6	1,551.7
III Short-term borrowing	5,816.4	5,647.1
IV Current portion of interest-bearing debt	261,448.7	276,363.9
V Short-term provisions	78,576.3	73,365.6
VI Other short-term liabilities	79,174.8	65,202.4
VII Prepaid income	5,104.8	5,202.6
	533,433.5	**529,510.5**
Total liabilities and shareholders' equity	**1,513,917.9**	**1,507,947.6**

1 This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 31/3

BÖHLER-UDDEHOLM Group

SEGMENT OVERVIEW (in m€)

High Performance Metals	1-3/03	1-3/02	Change
Sales	267.5	269.3	(1%)
EBIT	19.9	19.3	3%
Order intake	176.1	159.8	10%
Order backlog	118.4	136.6	(13%)

Precision Strip	1-3/03	1-3/02	Change
Sales	42.8	42.2	1%
EBIT	7.9	6.3	25%
Order intake	43.9	45.5	(4%)
Order backlog	44.1	37.4	18%

Welding Consumables			
Sales	30.5	31.4	(3%)
EBIT	1.5	1.2	25%
Order intake	34.5	35.4	(3%)
Order backlog	12.5	12.5	0%

Special Forgings			
Sales	19.1	25.7	(26%)
EBIT	0.6	3.6	(83%)
Order intake	15.6	29.7	(48%)
Order backlog	90.3	111.2	(19%)

Other/Consolidation			
Sales	2.1	2.6	(19%)
EBIT	(3.0)	(3.9)	(23%)

Group			
Sales	362.0	371.2	(2%)
EBIT	26.9	26.5	2%
Order intake	270.1	270.4	0%
Order backlog	265.3	297.8	(11%)

STOCK MARKET INDICATORS

in €	1-3/03	1-3/02
Low	43.70	43.95
High	47.50	49.90
Price at 31/3	46.71	49.90
Market cap at 31/3 in m€	513.8	548.9

FINANCIAL CALENDAR 2003

Dividend payment	22 May 2003
Results 1-6/2003	1 Sep 2003
Results 1-9/2003	11 Nov 2003

SHARE PRICE PERFORMANCE



10/4/1995
31/3/2003
€ 80
70
60
50
40
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
1/1/2003

— BÖHLER-UDDEHOLM AG
— Austrian Traded Index (ATX), indexed